TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                             File No:333-10702

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2003.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10

                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

           Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to November 30, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.    Exhibits

    Exhibit                  Description                           Page Number
     Number
     99.1        Translation of Information on Debt Account             6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             COCA-COLA EMBONOR S.A.
                             ----------------------

                                  (Registrant)

Date: December 4, 2003.                                By:  /s/ Roger Ford

                                                       Roger Ford
                                                       Chief Financial Officer

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Exhibit 99.1

       FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:               COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY

INFORMATION AS OF:    NOVEMBER 30, 2003

-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE       SERIES          DATE OF           PLACEMENT       INITIAL         FACE AMOUNT    ADJUST-    ADJUSTED
        OF REGISTRATION                       NOMINAL             EXPIRY      FACE AMOUNT       PLACED AND       MENT   FACE AMOUNT
            IN THE                             ISSUE               DATE          PLACED         OUTSTANDING     INDEX   OUTSTANDING
      SECURITIES REGISTRY                                                         US$               US$                     KCH$
-----------------------------------------------------------------------------------------------------------------------------------



           ISSUED IN          UNIQUE       March 25, 1999     March 15, 2006     143,400,000     143,400,000   US$      89,090,118


           NEW YORK                        March 25, 1999     March 15, 2006      16,600,000      14,600,000   US$       9,070,542

                                        -------------------------------------------------------------------------------------------


                                               TOTALS                             160,000,000     158,000,000            98,160,660
-----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE         SERIES                        INTEREST       PAR          INTEREST      AMORTIZATIONS
        OF REGISTRATION                                     ACCRUED AND    VALUE          PAID IN          PAID
            IN THE                                            UNPAID                     THE MONTH     IN THE MONTH
      SECURITIES REGISTRY                                      KCH$         KCH$           KCH$            KCH$
----------------------------------------------------------------------------------------------------------------------



           ISSUED IN            UNIQUE                         1,857,281    90,947,399             -            -


           NEW YORK                                              189,096     9,259,638             -            -

                                                ---------------------------------------------------------------------


                                               TOTALS          2,046,377   100,207,037             -            -
---------------------------------------------------------------------------------------------------------------------


THE UNDERSIGNED DECLARES THAT THE INFORMATI
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.

            ANDRES VICUNA GARCIA-HUIDOBRO

                                     ------------------------------------------
              GENERAL MANAGER                               SIGNATURE



                                                 MONTHLY CHANGE
                                  ---------------------------------------------
                                  EXCHANGE RATE                         621.27
                                  ---------------------------------------------

                                  ---------------------------------------------
                                  INTEREST RATE                         9.875%
                                  ---------------------------------------------



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